ALMADEN MINERALS LTD.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Nine Months Ended September 30, 2010

Almaden Minerals Ltd. (“Almaden” or “the Company”) is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit with focus on Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or where joint ventures may be arranged whereby other companies provide funding for development and exploitation.  The Company’s common stock is quoted on the NYSE AMEX under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

This management discussion and analysis of the consolidated operating results and financial condition of the Company for the nine months ended September 30, 2010 is prepared as of November 5, 2010 in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009 which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.  Additional information relating to Almaden is available on its website at www.almadenminerals.com, on the Canadian Securities Administrator’s website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

OVERALL PERFORMANCE

During the nine months ended September 30, 2010, Almaden continued to focus on identifying and acquiring mineral exploration projects that the Company could upgrade by way of early stage exploration and then option to other parties for further exploration and development.  In addition, exploration was carried out during the period on several properties that had been previously optioned to others and then returned to the Company.  These were properties the Company believed to still have significant untested potential for a mineral discovery.  A summer drill program was initiated on the Elk project to enhance resources and this program is still underway at the time of writing.  A winter program on the ATW diamond property was unsuccessful in finding kimberlite.

Exploration work was also carried out by others on projects already optioned out.  The section in this document titled “Exploration Projects – Canada, United States, Mexico” fully describe the activities during the quarter.

On August 9, 2010, the Company reported the results from the first ever drilling on what is now being called the Ixtaca zone within the Company’s 100% owned Tuligtic project located in Puebla State, Mexico (see ‘Exploration Projects – Mexico – Tuligtic’).

Almaden’s cash position at September 30, 2010 was $17.8 million.  Expenditures during the period were offset by several flow-through and non-flow-through financings totaling $10,179,588 before share issue costs (see “Liquidity and Capital Resources”).

RESULTS OF OPERATIONS – Third Quarter

For the quarter ended September 30, 2010, the Company recorded a net loss of $1,268,202 or $0.03 per share (2009 – $557,192 or $0.01 per share).  The increase in net loss was primarily due to the non-cash expense of share-based compensation recognized for stock options granted during the period.  This expense is directly related to, and fluctuates based on, the number of options granted during any period.

Because the Company is an exploration company, it has no revenue from mining operations.  During the quarter ended September 30, 2010, revenue consisted of interest and rental income.  During the quarter ended September 30, 2009, revenue consisted of interest income and other income from a drilling program and contract services provided to third parties.

General and administrative expenses were $281,992 in the third quarter of 2010 (2009 - $209,754).  The most significant increase was in rent due to an increase in operating costs. The Company participated in the Agora Financial Investment Symposium and agreed to sponsor the “Mercenary Geologist” website. The Company continued to retain Casey Research for a sponsored profile on the Kitco Casey website.

General exploration expenses of $156,136 were incurred in the third quarter of 2010 and were less than the $225,689 incurred in the third quarter of 2009 with the Company focusing more on property work than regional exploration.  These expenditures vary according to management decisions on work to be done on any property.

Significant non-cash items in the quarter ended September 30, 2010 include the share-based compensation recognized for stock options granted discussed above and income on mineral property options.  Significant non-cash items in the quarter ended September 30, 2009 included loss on dilution resulting from a decrease in the Company’s interest in Tarsis.

Summary of quarterly information

The following table sets forth selected quarterly financial information for each of the Company’s last eight quarters:

	Sep 30 2010	Jun 30 2010	Mar 31 2010	Dec 31 2009	Sep 30 2009	Jun 30 2009	Mar 31 2009	Dec 31 2008
Total revenues	$18,412	$76,745	$65,434	$84,900	$251,813	$501,673	$383,715	$367,766
Net (loss) gain	(1,268,202)	(1,333,463)	261,887	(877,125)	(464,192)	(591,241)	(353,401)	(1,364,193)
Net (loss) gain per share	(0.03)	(0.03)	0.01	(0.02)	(0.01)	(0.01)	(0.01)	(0.03)
Income (loss) on mineral property options	153,483	-	1,754,948	25,806	6,705	32,976	11,873	(5,322)
Write-down of interests in mineral properties	113,692	539,285	58,828	102,204	91,334	558,133	139,140	37,705
Share-based compensation	717,400	176,100	763,800	67,500	-	-	-	340,600
Working capital	20,963,765	14,662,485	15,132,186	14,529,582	12,796,918	12,629,904	12,747,944	13,177,348
Total assets	36,420,761	26,492,849	26,683,482	25,659,423	23,577,652	23,866,203	24,502,185	24,402,080

Almaden’s exploration expenditures and administrative costs vary with the activities described in this MD&A.  Income on mineral property options and the recording of share-based compensation expense has caused the net loss to vary significantly between quarters.  The Company also regularly writes down the value of mineral properties and these amounts can also vary significantly with the exploration results.

RESULTS OF OPERATIONS – Year to date

For the nine months ended September 30, 2010, the Company recorded a net loss of $2,339,778 or $0.05 per share (2009 – $1,408,834 or $0.03 per share).  The increase in net loss was primarily due to the Company not earning other income from drill programs undertaken on behalf of third parties while utilizing the drill to advance its own properties and the non-cash expense of share-based compensation recorded on the grant of stock options.  The increase in net loss during the current period was offset by the sale of its 100% interest in the Bufa project to Lincoln Mining Corporation for 6,000,000 shares, fair market value on receipt - $1,770,000, and the sale of its 40% interest in the Tropico project to Skeen Resources Ltd. for 2,560,000 shares, fair market value on receipt - $153,600.

Because the Company is an exploration company, it has no revenue from mining operations.  During the nine months ended September 30, 2010 and 2009, revenue consisted primarily of other income from contract exploration services provided to third parties although revenue was significantly lower during the current period due to the Company not earning other income from drill programs undertaken on behalf of third parties while utilizing the drill to advance its own properties.

General and administrative expenses were $1,010,475 in the nine months ended September 30, 2010, an increase from $859,775 in the nine months ended September 30, 2009.  This increase is primarily due to increases in rent, stock exchange fees and travel and promotion.  The Company participated in the Vancouver Resource Investment Conference, the Prospectors and Developers Association Conference in Toronto, the Atlanta Investment Conference, the Khandaker Mining World Institutional Conference in New York, the Casey Research Crisis & Opportunity Summit in Las Vegas and the Agora Financial Symposium.  The Company continued to retain Casey Research for a sponsored profile on the Kitco Casey website and agreed to sponsor the “Mercernary Geologist” website.

General exploration expenses were $479,749 in the nine months ended September 30, 2010, a decrease from $573,348 in the nine months ended September 30, 2009.  This is a result of the Company focusing more on property work than regional exploration.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2010, the Company had working capital of $20,963,765 including cash and cash equivalents of $17,840,450 compared to working capital of $14,529,582 including cash and cash equivalents of $13,142,671 at December 31, 2009. In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at September 30, 2010 was $2,152,118 or $1,877,350 above book value as presented in the financial statements.   The Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for at least the next year.  The Company has no long-term debt.

Cash from operations during the quarter ended September 30, 2010 was $759,239 (2009 – cash used in operations $462,258), after adjusting for non-cash activities.   Significant non-cash items in the current quarter include share-based compensation and accounts payable. Significant non-cash items in the comparable quarter include accounts receivable and write-down of interests in mineral properties.

During the current quarter, the Company received $9,079,840 net of share issue costs from closing a private placement financing of 3,000,000 common shares at a price of $2.50 per share and its over-allotment of 450,000 common shares also at a price of $2.50 per share and the exercise of options and warrants.  No funds were received from the issuance of shares in the comparable quarter.

Cash used for investing activities during the third quarter of 2010 was $4,439,130 (2009 – cash from investing activities $17,173).  Significant items include net expenditures on mineral property interests of $2,298,908 (2009 - $15,349) and $2,000,000 short-term investment (2009 - $0).  Significant investments made in mineral property include the drill program on the Elk property in BC ($1,370,391) and the staking of additional claims and drilling on the Tuligtic property in Mexico ($728,210).  Significant items in the third quarter of 2009 include expenditures on mineral property interests of $15,349 after the recovery of $768,230 from Antofagasta relating to exploration on the Tuligtic property in Mexico, a drill program on the Tuligtic property ($561,358) and further evaluation of the Elk gold property in B.C. ($105,890).  Investments in mineral property interests are net of any proceeds received from option agreements and costs recovered or written-off.

Cash used in operations in the nine months ended September 30, 2010 was $23,997 (2009 - $538,841) after adjusting for non-cash activities.   Significant changes in the current period in non-cash items include income on mineral property options, share-based compensation and write-down of mineral properties. Significant changes in non-cash items in the comparable period include write-down of mineral properties.

During the current nine month period, the Company received $10,544,841 net of share issue costs on closing several private placement financings and the exercise of options and warrants.  One private placement consisted of 3,000,000 common shares at a price of $2.50 per share and its over-allotment of 450,000 common shares also at a price of $2.50 per share, one consisted of 1,003,821 common flow-through shares at a price of $1.20 per share with 49,997 broker's warrants entitling the brokers to purchase 49,997 common non-flow-through shares until June 29, 2011 issued to brokers in consideration of their services, and one consisted of 350,000 units at a price of $1.00 per unit.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.00 per share until March 16, 2011.  4,375 non-flow-through common shares and 2,625 flow-through common shares were issued to finders in respect of this placement.  During the comparable nine month period, the Company received $209,087 net of share issue costs on closing a private placement financing of 226,316 units at a price of $0.95 per unit.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.15 per share until March 31, 2010.  7,000 non-flow-through common shares were issued to a finder in respect of this placement.

Cash used for investing activities during the nine months ended September 30, 2010 was $5,823,065 (2009 - $770,538).  Significant items in the current period include net expenditures on mineral property interests of $3,875,409 (2009 - $810,295 after recovery of $942,230) and the purchase of a short-term investment of $2,000,000 (2009 - $0).   Significant investments made in mineral property interests include camp construction and a drill program on the Elk gold property in BC ($1,825,989), the staking of additional claims and drilling on the Tuligtic property in Mexico ($789,822), a drill program on the ATW diamond property in the Northwest Territories ($209,190) and drill programs undertaken on the San Carlos property ($254,158) and Viky property ($290,784) in Mexico. Investments made in mineral property interests in the comparable period include further evaluation on the ATW diamond property ($349,141), a drill program on the Tuligtic property ($759,274), a geological mapping and sampling program on the Caldera property ($154,249) and further evaluation of the Elk gold property ($181,028).

EXPLORATION PROJECTS

CANADA

Elk – The Company carried out metallurgical testwork related to the Elk deposit with the intention of identifying the optimal process flowsheet.  Previous testwork has identified gold recoveries of approximately 95% for both gravity/cyanide and also gravity/flotation based circuits.  Further work is in progress evaluating open-pit potential on the property utilizing the updated resource model prepared by independent geological consulting firm Lions Gate Geological Consulting Inc. A National Instrument 43-101 compliant resource estimate was reported in a news release dated October 6, 2009 and filed at www.sedar.com.  Further metallurgical studies have been completed and an optimum flow-sheet developed.  A preliminary economic analysis is being prepared. A new camp has been constructed and an exploration drill program is underway which is planned to fill between holes in the proposed pit area with the aim of upgrading more of the inferred resource to the measured and indicated categories.  Drilling is also planned for other target areas of the property and is expected to continue well into the fall period.  During the nine months ended September 30, 2010, $1,825,989 was spent on camp construction, drilling and further evaluation of the property.

ATW - The Company has a 64.8% interest in this diamond property through its ownership of shares in ATW Resources Ltd. which is holding the claims in trust.  During 2008, the Company completed a till sampling program with encouraging results. A kimberlite indicator mineral (KIM) plume was traced to what is believed to be its source.  Electron microprobe analysis of some KIMs indicated the possibility of five separate sources of these minerals clustered in an area of about two kilometers by eight hundred metres.  A review of previous geophysical anomalies was completed which selected drilling targets.  A diamond drill program in March 2009 tested nine targets, none of which were kimberlite.  Several claims were surveyed and brought to lease and a further bathymetric survey carried out.  A short drill program was conducted during the period at a cost of $209,190.  No kimberlite bodies were detected.   A program for the early months of 2011 is under construction.

Nicoamen River – During the year ended December 31, 2009, the Company entered into an agreement with Fairmont Resources Inc. (“Fairmont”).  To earn a 60% interest in the Nicoamen River property in BC, Fairmont must incur exploration expenditures of $2,000,000, pay Almaden $25,000 and issue 300,000 shares to the Company within five years from the listing of the stock on the TSX Venture or other Canadian Stock Exchange.  Fairmont completed geological and geophysical (IP) surveys.  Several targets were identified and a drill program is now anticipated early in 2011.

Merit - During the period, the Company entered into an agreement with Sunburst Explorations Inc. (“Sunburst”).  To earn a 60% interest in the Merit property in BC, Sunburst must incur exploration expenditures of $3,000,000 and issue 700,000 shares to the Company within five years from the listing of the stock on the TSX Venture Exchange.

UNITED STATES

Willow – The Willow property in Nevada was acquired by staking in 2007 and is 100% owned by the Company.  At the end of 2008, compilation of data was underway and a large anomalous IP feature coincident with gold in soil and promising alteration had been located.  The Company completed further geological analysis to select drill targets. The Company applied for and has received drill permits in the previous quarter.  During the nine months ended September 30, 2010, the Company incurred $33,435 in exploration costs and maintaining the property. An agreement was negotiated with a junior exploration company which then failed to complete the deal due to their inability to finance.  The Company now plans to drill the property in the spring of 2011.

BP - A helicopter supported reconnaissance program for Carlin type deposits was carried out in Nevada and a new, untested, jasperoid zone was identified and acquired by staking the BP claim block. Preliminary sampling on this new property has found anomalous values in precious metals and pathfinder elements.  Further sampling and geological studies will be carried out in the fourth quarter. During the nine months ended September 30, 2010, the Company incurred $71,458 in staking costs.

MEXICO

Caballo Blanco – During 2007, Almaden re-acquired a 100% interest in the property subject to a sliding scale NSR. The Company entered into an agreement with Canadian Gold Hunter Corp. (“CGH”) whereby CGH can acquire a 70% interest in the property by issuing 1 million shares of CGH to Almaden (received) and making a US$500,000 payment (received), spending US$12.0 million on exploration and funding all costs required for the completion of a bankable feasibility study.  News releases describing the results of work completed on the property are available at www.sedar.com.  In February 2010, the Company agreed to terms with NGEx Resources Inc. (“NGEx”; formerly Canadian Gold Hunter Corp.) and Goldgroup Resources Inc. (“Goldgroup”).  NGEx and Goldgroup concluded an arrangement whereby Goldgroup could take over NGEx’s (not yet exercised) option agreement to acquire a 70% interest in the prospect from Almaden.  Under the terms of the agreement, a portion of the property will be separated from that agreement to form the now named “El Cobre” project, to be owned 60% by Almaden and 40% by Goldgroup.  This arrangement is subject to Goldgroup earning its 70% interest in the prospect. Goldgroup has agreed to pay a NSR to NGEx of 1.5% on Goldgroup’s portion of both the El Cobre and Caballo Blanco projects.  Both Almaden and Goldgroup will hold a working interest in the El Cobre Project and Almaden will be the operator of exploration programs.  A geophysical program and more soil sampling were completed in the quarter as well as a review of all previous work.  Drilling has been permitted and a drill program is planned for the fourth quarter 2010 or early in 2011.  During the nine months ended September 30, 2010, the Company incurred $202,260 of costs, primarily on the El Cobre property.

Tuligtic – During 2009, an Optionee funded a program of geological mapping and diamond drilling on the porphyry copper gold target.  Copper, gold and molybdenum mineralization was intersected in most holes confirming the geological model.  In December, a further hole was drilled on the property.  In February 2010, that party terminated its option on the property.  The Company started a three hole drill program in late June to test the separate epithermal precious metal prospect on the property.  This area lies roughly two kilometers southwest of the previously drilled porphyry zone. This program was completed in early August after which it was suspended until all results are received.  During the nine months ended September 30, 2010, the Company incurred $570,336 of exploration costs, primarily drilling, and $219,486 on staking more claims in the area.

On August 9, 2010, the Company reported the results from this first ever drilling on what is now being called the Ixtaca zone within the Company’s 100% owned Tuligtic project located in Puebla State, Mexico.  Reported are the results of Hole TU-10-1, the first drilled. Results are pending from the two other holes drilled in this program, TU-10-2 and TU-10-3. Hole TU-10-1 intersected multiple quartz-carbonate-sulphide vein zones over its entire length, averaging 1.01 g/t gold and 48 g/t silver over 302.41 meters from the base of overburden at 47.50 meters depth to the bottom of the hole at 349.91 meters depth. Vein intersections include 0.70 meters of 129 g/t gold and 4288 g/t silver (within an interval of 4.10 meters from 174.5 to 178.6 meters that averaged 25.71 g/t gold and 936 g/t silver).  As the Company previously reported on July 5, 2010, the veins are composed of banded fine grained quartz, calcite, rhodochrosite and sulphides which display textures typical of classic low sulphidation epithermal veins. The Ixtaca zone is a blind drilling discovery as there is very little surface manifestation of the veins. The discovery is the result of the Company’s interpretation of the surface geology and utilising epithermal models of mineralisation.

Drilling has recommenced with first holes designed to better determine the orientation of this essentially blind discovery. A second drill with more depth capacity has been purchased and arrived at the property in mid October. At this early stage plans are still somewhat tentative, but drilling is planned to continue until the Christmas break and to restart early in the new year.

Geochemical and geophysical surveys have now extended the prospective trend and area for this new zone and these results will be used to help with drill hole planning.

San Carlos  - Reconnaisance geological mapping and sampling undertaken in early 2009 produced further encouragement.  A news release describing the results is available at www.sedar.com. A drill program was completed on the property in the quarter ended June 30, 2010.  Copper gold mineralization was intersected but not in economic quantities.  During the nine months ended September 30, 2010, the Company incurred $254,158 of exploration costs including $139,450 on drilling and $51,942 in claim maintenance costs, all of which were written off to operations.

Caldera - This property was discovered by the Company in 2007 during a regional exploration program and expanded in 2008.  Further geological mapping and sampling were carried out in March and April 2009 with encouraging results. A drill program was being considered for this property and is fully permitted, but it was decided to option this property to Windstorm Resources Inc. ("Windstorm"). To earn a 60% interest in the property, Windstorm would have to incur exploration expenditures of US$5,000,000 and issue 1,000,000 shares to the Company within six years.  During the nine months ended September 30, 2010, the Company incurred $20,379 in costs, primarily on maintaining the property.

VARIOUS OTHER PROPERTIES

Viky - During 2008, Apex Silver Mines Limited (“Apex”) spent US$772,527 on the property, including drilling, prior to relinquishing its option. The Company has viewed the Apex work and considers the main target on the property remains untested. An induced polarization geophysical program survey was completed in the first quarter of 2010 followed by a short diamond drill program.  This program intersected several narrow zone of copper mineralization. Further review of results will be necessary before planning further work.  During the nine months ended September 30, 2010, the Company incurred costs of $290,784 on the property, all of which was written off to operations.

Yago – During 2009 the Company acquired further claims and the Carretara property is now connected to the Yago claim block. Sampling at Carretara (also known as Gallo de Oro) produced encouraging results. Several groups have expressed interest in the property.  During the nine months ended September 30, 2010, the Company incurred $58,021 in exploration costs, primarily on maintaining the property. Discussions have been underway with another mining group for a possible option of the property but no agreement has yet been reached.

Bufa - In November 2009, the Company entered into an agreement whereby Lincoln purchased 100% interest in the property for the issuance of 6,000,000 common shares of Lincoln to the Company.   This agreement was finalized in February 2010.  The Company retains a 2% NSR.

Matehuapil and Santa Isabela - During 2007, the Company was successful in a bid for the government owned Matehuapil mineral concession that adjoins the Santa Isabela property.  In December 2007, the Company entered into an option agreement with Apex Silver Mines Limited (“Apex”) whereby Apex can acquire a 60% interest in the Matehuapil mineral concession by making payments of Mexican peso $3,312,000 by July 10, 2009, being 60% of the purchase payments (received), and spending US$2.6 million on exploration by December 1, 2013.  Apex emerged from Chapter 11 of the Bankruptcy Code as Golden Minerals Company (“Golden Minerals”). The Company has no planned 2010 exploration program with all work being conducted by Golden Minerals.  Further work is expected on several targets identified by Golden Minerals who have applied for drill permits for the project. In mid October, Golden Minerals reported that this program is now underway.

 Realito – During 2009, a rock, soil and stream sediment sampling program was completed on this 100% owned project in Sonora State, Mexico.  Further mapping and soil and rock-chip sampling provided mixed results.  No decision has been made on a further work program.

Tropico - During 2008, the Company and its 60% joint venture partner Santoy Resources Ltd. entered into an agreement with Skeena Resources Ltd. (“Skeena”).  To earn a 60% interest, Skeena had to incur exploration expenditures totalling US$3,000,000 and issue a total of 1,250,000 shares to the joint venture over 5 years.  During the nine months ended September 30, 2010, the joint venture sold its 100% interest in the property to Skeena.  The Company received 2,560,000 common shares of Skeena (fair market value on receipt - $153,600).  The joint venture retains a 2% NSR.

Tarsis Resources Ltd. - The Company owns 4,100,000 common shares of Tarsis Resources Ltd. (“Tarsis”), representing 21.8% of the issued and outstanding shares of Tarsis. Some of the shares are subject to Escrow Restrictions as imposed by the TSX Venture Exchange. The shares were acquired during 2007 pursuant to the terms of an agreement under which Tarsis acquired the MOR, Cabin Lake, Caribou Creek, Goz Creek, Tim, Meister River, and Erika properties.  In addition, a 2% net smelter return royalty is payable to the Company with regard to minerals produced, saved and sold from the properties. An additional 500,000 common shares of Tarsis were issued in 2008 when Tarsis entered into an option agreement with an arm’s length third party whereby that party agreed to expend a minimum of $500,000 to earn its interest and has incurred expenditures of $200,000 within 24 months of the closing date of the agreement.  Tarsis optioned the Tim claims to a third party and the spending required to trigger the share issuance was completed.  Also, during the second quarter of 2008, the Company sold the Prospector Mountain copper silver gold prospect to Tarsis for $30,000, 100,000 common shares and a 2% net smelter royalty.

Qualified Person under NI 41-101

Morgan Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 and the President, Chief Executive Officer and a Director of Almaden, has reviewed the technical information in this Management’s Discussion and Analysis.

ADDITIONAL DISCLOSURES

Disclosure controls and procedures

As at December 31, 2009, an evaluation was carried out under the supervision of and with the participation of the Company’s chief executive officer and chief financial officer of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the officers have concluded that, as of September 30, 2010, the design and operation of these disclosure controls and procedures are effective at the reasonable assurance level to ensure that material information relating to the Company and its consolidated subsidiaries would be known to them by others within those entities, particularly during the period in which the management's discussion and analysis and the consolidated financial statements contained in this report were being prepared.

Internal controls over financial reporting

The Company’s chief executive officer and chief financial officer have designed, or have caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.  The chief executive officer and chief financial officer concluded that there has been no change in the Company’s internal control over financial reporting during the nine month period ended September 30, 2010, that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Contractual commitments

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2011. In 2007, the Company entered into contracts with its Chairman and CEO for remuneration of $165,000 annually (amended) for two years, renewable for two additional successive terms of 24 months.  In 2007, the Company also entered into an agreement with its CFO and a company controlled by him for remuneration of $60,000 annually for a term of one year, renewable for additional successive terms of 12 months. Although the Company does have government requirements in work and/or taxes to maintain claims held, the decision to keep or abandon such claims is not contractual but at its discretion.  All other property option payments on its projects have been assumed by third parties who are earning their interests in the projects. The following table lists the total contractual commitments as at September 30, 2010 for each period.

	2010	2011	2012	2013	Total

Office lease	$15,017	$5,000	-	-	$20,017
Executive contracts	$82,500	$330,000	$330,000	-	$742,500
Financial services agreement	$15,000	$60,000	$60,000	$60,000	$195,000

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements other than disclosed above.

Critical accounting estimates

The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•

the recoverability of amounts receivable and prepayments which are included in the condensed consolidated interim statement of financial position;

•

the carrying value of the marketable securities and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position;

•

the carrying value of the investment and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the condensed consolidated interim statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;

•

the inputs used in accounting for share purchase option expense in the condensed consolidated interim statement of comprehensive loss;

•

the provision for income taxes which is included in the condensed consolidation interim statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the condensed consolidated interim statement of financial position at September 30, 2010;

•

the inputs used in determining the net present value of the liabilities for asset retirement obligations included in the condensed consolidated interim statement of financial position; and

•

the inputs used in determining the various commitments and contingencies accrued in the condensed consolidated interim statement of financial position.

Changes in accounting policies including initial adoption

Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that IFRS will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending December 31, 2010.  Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with GAAP.

Transition to International Financial Reporting Standards

As stated in Note 2 of the condensed consolidated financial statements, these are the Company’s first condensed consolidated interim financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS.

The accounting policies in Note 2 have been applied as follows:

•

  in preparing the condensed consolidated interim financial statements for the nine months ended September 30, 2010;

•

  the comparative information for the nine months ended September 30, 2009;

•

  the statement of financial position as at  December 31, 2009; and

•

   the preparation of an opening IFRS statement of financial position on the Transition Date, January 1, 2009.

In preparing the opening IFRS statement of financial position, comparative information for the nine months ended September 30, 2009 and the financial statements for the year ended December 31, 2009, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP (“CAGAAP”).

An explanation of how the transition from CAGAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables.

The guidance for the first time adoption of IFRS are set out in IFRS 1.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.  In preparing these financial statements, the Company has elected to apply the following transitional arrangements:

(a)

         Business combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after January 1, 2009.  There is no adjustment required to the January 1, 2009’s statement of financial position on the transition date.

(b)

        Share-based payment transactions

IFRS 2 Share-based Payment has not been applied to equity instruments that were granted on or before 7 November 2002, nor has it been applied to equity instruments granted after 7 November 2002 that vested before 1 January 2009.

(c)

        IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively.  As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d)

         IAS 23 – Borrowing Costs

IAS 23 Borrowing costs has not been applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009.

(e)

         Property, plant and equipment

IAS 16 Property, plant and equipment allows for property, plant and equipment to continue to be carried at cost less depreciation, same as under CAGAAP.

(f)

         Flow-through shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under US GAAP and CAGAAP however there is no equivalent IFRS guidance.  Therefore, the Company intends to adopt a policy whereby the premium paid for flow through shares in excess of the market value of the shares without the flow through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made. As a result, during fiscal 2009, the Company reversed the $93,000 income tax recovery recorded as a result of flow-through shares in the Statement of Comprehensive Loss and reversed the offsetting $93,000 direct charge to Deficit in the Statement of Shareholders’ Equity. There is no material impact of this accounting change as at the Transition Date to the Statement of Financial Position at January 1, 2009 nor to the balance of the Deficit or related reserves as at that date.

(g)

         Reclassification within Equity section

IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change.  The Company examined its “contributed surplus” account and concluded that as at the Transition Date, $4,509,023 relates to “Equity settled employee benefit reserve”, and $176,741 relates to “Reserves for warrants”.  As a result, the Company believes that a reclassification would be necessary in the equity section between “Contributed surplus” and the various reserve accounts totalling $4,685,764.

For comparatives, as at September 30, 2009, $4,746,869 “contributed surplus” account was reclassified into $4,509,023 “Equity settled employee benefit reserve” and $237,846 “Reserves for warrants”.  Furthermore, as at December 31, 2009, $5,735,249 “contributed surplus” account was broken down into $4,576,523 “Equity settled employee benefit reserve” and $1,158,726 “Reserves for warrants”.

In addition, the Company reclassifies the “Accumulated other comprehensive income” account into “Reserves – Available-for-sale financial assets” as certain terminologies are different under IFRS.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2010 reporting period.  The following standards are assessed not to have any impact on the Company’s financial statements:

•

IAS 24, Related Party Disclosure: effective for accounting periods commencing on or after January 1, 2011;

•

IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2013; and

•

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments: effective for accounting periods commencing on or after July 1, 2010.

Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable, and accounts payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $1,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $1,000.

(b)

Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the balance sheet date.  The Company does not have any asset-backed commercial paper in its short-term investments.  The Company’s HST and VAT receivable consists primarily of harmonized tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within twelve months of the balance sheet date.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity.

A 1% change in the interest rate would change the Company’s net income by $87,000.

(e)

Commodity price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company’s input costs are also affected by the price of fuel.  The Company monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$17,840,450	$-	$-	$17,840,450
Marketable securities	1,789,680	-	-	1,789,680
Short-term investment	2,000,000	-	-	2,000,000
	$21,630,130	$-	$-	$21,630,130

Outstanding share data

The Company’s authorized capital consists of an unlimited number of common shares without par value. As at November 5, 2010, 55,073,324 common shares were outstanding.

The Company issued 81,200 common flow-through shares on October 13, 2010 on a private placement basis at a price of $3.50 per share.

The Company issued 3,000,000 common shares on September 22, 2010 on a private placement basis at a price of $2.50 per share.  Cash commissions, a corporate finance fee and expenses totalled $617,189.  On September 28, 2010, the Company issued a further 450,000 common shares at a price of $2.50 per share on the closing of the over-allotment option portion of the September 22, 2010 private placement.  Cash commissions totalling $78,750 were paid.

The Company issued 1,003,821 common flow-through shares on June 29, 2010 on a private placement basis at a price of $1.20 per share, after incurring issue costs of $98,509.   49,997 broker’s warrants entitling the brokers to purchase 49,997 shares at $1.20 per shares until June 29, 2011 were issued to brokers in respect of this placement. The fair value of the broker’s warrants of $7,500 was allocated to share capital and contributed surplus.

The Company issued 350,000 units on March 16, 2010 on a private placement basis at a price of $1.00 per unit, after incurring issue costs of $25,865.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.00 per share until March 16, 2011.   4,375 non-flow-through common shares and 2,625 flow-through shares were issued to finders in respect of this placement. The fair value of the warrants issued as part of the private placement of $40,250 was allocated to share capital and contributed surplus.

The following table summarizes information about warrants outstanding at November 5, 2010:

Expiry date	Exercise price	Dec 31 2009	Granted	Exercised	Expired/ cancelled	Nov 4 2010
March 20, 2010	$ 3.00	25,000	-	-	(25,000)	-
September 30, 2010	$ 1.15	113,158	-	(113,158)	-	-
December 17, 2011	$ 0.85	236,000	-	-	-	236,000
December 17, 2011	$ 1.40	1,648,000	-	(305,000)	-	1,343,000
March 16, 2011	$ 1.00	-	175,000	(87,500)	-	87,500
June 29, 2011	$ 1.20	-	49,997	-	-	49,997
		2,022,158	224,997	(505,658)	(25,000)	1,716,497

Weighted average
exercise price		$ 1.34	$ 1.04	$ 1.32	$ 3.00	$ 1.31

The Company grants directors, officers, employees and contractors options to purchase common shares under its Stock Option Plan. This plan and its terms are detailed in Note 8(d) to the consolidated financial statements.

During the nine months ended September 30, 2010, the Company granted 1,140,000 stock options at an exercise price of $1.14 per share expiring January 4, 2015, 75,000 stock options at an exercise price of $0.94 per share expiring April 7, 2015, 240,000 stock options at an exercise price of $1.00 expiring June 21, 2015, 210,000 stock options at an exercise price of $0.92 expiring July 16, 2015, 380,000 stock options at an exercise price of $2.22 expiring August 27, 2015 and 100,000 stock options at an exercise price of $2.67 expiring September 20, 2015.

The following table summarizes information about stock options outstanding at November 5, 2010:

Expiry date	Exercise price	Dec 31 2009	Granted	Exercised	Expired/ Cancelled	Nov 4 2010
June 17, 2010	$ 1.79	240,000	-	-	(240,000)	-
September 15, 2010	$ 1.07	140,000	-	(140,000)	-	-
July 6, 2011	$ 2.50	1,795,000	-	-	-	1,795,000
September 10, 2012	$ 2.32	500,000	-	-	-	500,000
November 15, 2012	$ 2.68	100,000	-	-	-	100,000
December 13, 2012	$ 2.52	50,000	-	-	-	50,000
March 17, 2013	$ 2.35	40,000	-	-	-	40,000
December 29, 2013	$ 0.68	655,000	-	(480,000)	-	175,000
November 25, 2014	$ 0.81	150,000	-	-	-	150,000
January 4, 2015	$ 1.14	-	1,140,000	(50,000)	-	1,090,000
April 7, 2015 June 21, 2015	$ 0.94 $ 1.00	- -	75,000 240,000	- -	- -	75,000 240,000
July 16, 2015	$ 0.92	-	210,000	(10,000)	-	200,000
August 27, 2015	$ 2.22	-	380,000	-	-	380,000
September 20, 2015	$ 2.67	-	100,000	-	-	100,000
Options outstanding and exercisable		3,670,000	2,145,000	(680,000)	(240,000)	4,895,000
Weighted average
exercise price		$ 1.98	$ 1.39	$ 0.80	$ 1.79	$ 1.88

During the nine months ended September 30, 2010 the Company received $542,400 on the exercise of 680,000 stock options and $666,507 on the exercise of 505,658 warrants.

Related party transactions

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the nine months ended September 30, 2010

	Short-term employee benefits $	Post-employment benefits	Other long-term benefits	Termination benefits	Share-based payments $	Total $
Hawk Mountain Resources Ltd.(a)	152,925	n/a	n/a	(c)	396,000(e)	548,925
Morgan Poliquin Chief Executive Officer	123,750	n/a	n/a	(c)	442,500(f)	566,250
Pacific Opportunity Capital Ltd.(b)	45,000	n/a	n/a	(d)	50,250(g)	95,250
Mark Blythe Vice-President-Mining	37,406	n/a	n/a	n/a	46,500(h)	83,906

For the nine months ended September 30, 2009

	Short-term employee benefits $	Post-employment benefits	Other long-term benefits	Termination benefits	Share-based payments $	Total $
Hawk Mountain Resources Ltd.(a)	138,900	n/a	n/a	(c)	Nil	138,900
Morgan Poliquin Chief Executive Officer	123,750	n/a	n/a	(c)	Nil	123,750
Pacific Opportunity Capital Ltd.(b)	45,000	n/a	n/a	(d)	Nil	45,000
Mark Blythe Vice-President-Mining	37,406	n/a	n/a	n/a	Nil	37,406

(a)

Hawk Mountain Resources Ltd., a private company controlled by the Chairman of the Company.

(b)

Pacific Opportunity Capital Ltd., a company controlled by the Chief Financial Officer of the Company.

(c)

If terminated without cause, payment of an amount equal to 2 times the then current base fee; by death, payment of an amount equal to 6 months of the then current base fee; and following a change of control, payment of an amount equal to 3 times the then current base fee.

(d)

If terminated by death or disability, payment of an amount equal to 3 months of the then current base fee.

(e)

Comprised of options granted pursuant to the Company’s stock option plan. The value of 220,000 option-based awards at the January 4, 2010 grant date is based on the fair value of the awards ($0.67), the value of 240,000 option-based awards at the June 21, 2010 grant date is based on the fair value of the awards ($0.54) and the value of 100,000 option-based awards at the August 27, 2010 grant date is based on the fair value of the awards ($1.19), all calculated using the Black-Scholes-Merton model. All options vested upon grant.

(f)

Comprised of options granted pursuant to the Company’s stock option plan. The value of 350,000 option-based awards at the January 4, 2010 grant date is based on the fair value of the awards ($0.67), the value of 100,000 option-based awards at the July 16, 2010 grant date is based on the fair value of the awards ($0.52) and the value of 100,000 option-based awards at the September 20, 2010 grant date is based on the fair value of the awards ($1.56), all calculated using the Black-Scholes-Merton model. All options vested upon grant.

(g)

Comprised of options granted pursuant to the Company’s stock option plan. The value of 75,000 option-based awards at the January 4, 2010 grant date is based on the fair value of the awards ($0.67) calculated using the Black-Scholes-Merton model. All options vested upon grant.

(h)

Comprised of options granted pursuant to the Company’s stock option plan. The value of 75,000 option-based awards at the April 7, 2010 grant date is based on the fair value of the awards ($0.62) calculated using the Black-Scholes-Merton model. All options vested upon grant.

During the nine months ended September 30, 2010, $33,000 (2009 - $33,000) was paid in Directors fees.

Related party assets / liabilities	Services for	As at September 30, 2010	As at December 31, 2009
Amounts due to:			$ Nil
Nil

Amounts due from:
Tarsis Resources Ltd.	Rent and office expenses	$13,922	$ 13,179

Proposed transactions

The Company has no proposed transactions at this time.

Trends

Many commodity prices have risen in the current economic climate and base and precious metal prices are no exception.  For base metals, this appears to be related to demand from large developing nations that are stockpiling metals, securing long term contracts for concentrates and buying up properties and companies with undeveloped deposits. There is uncertainty as to how long this trend will continue, whether competition for resources will decrease or intensify and how any change might affect metal prices. With regard to gold and silver, there is also uncertainty about inflation, deflation and currency exchange rates due to economic conditions around the world and how these might affect both costs, profits and personal savings. These factors require frequent review of plans and budgets against a backdrop of fewer good new exploration and development projects combined with the long term shortage of skilled exploration personnel.

Merger and acquisition activity in large organizations appear to have slowed, at least in part because there are fewer large companies left and fewer that are vulnerable to takeover. This activity is expected to move down to intermediate and smaller companies with attractive assets. This creates difficulties in valuations for assets in relation to often depressed stock market prices.

In recent times, larger companies divested of non-core assets to reduce their debt burden and juniors, that were well financed and seeking to acquire advanced properties, acquired many of these rather than conduct grassroots exploration.  As a result, there have been fewer such properties available at times when there has been an appetite to finance such properties. The result is a dearth of grassroots exploration and a severe lack of new projects entering the exploration pipeline.

The uncertain times have lead to a need by some cash strapped governments to seek or threaten higher tax and royalty policies while others consider lowering them to attract investment. Globalization of trade and markets has been more important to mining than many other industries and because of current conditions these concepts are under question by many vested interest groups. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not allowed.  In Canada, they are also lobbying for legislation that would authorize the federal government to investigate alleged bad behavior by mining companies in other countries. Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world. Pressure from such groups can lead to increased regulation and this must be monitored closely to recognize a point where it becomes excessive.  Even though metal mining does not have the large output of so called greenhouse gasses as some other industries and despite the unresolved science of and increasing doubt in the claims for global warming, many governments are pursuing regulations and taxes that could raise costs. As more and more stakeholders become interested in mining ventures there is an increasing need to maintain cooperation with valid concerned groups, the most important of which is the local community where the project is located.

Some of these issues tend to restrict the areas where mineral exploration and development of new mines can occur.  This should make areas permissive to exploration more attractive.  While there is a current interest by the investment community in high potential gold projects, this also seems a good time for assembly of promising base metal projects in anticipation of increasing demand and prices.

Risks and uncertainties

In the Company’s focus on the acquisition, exploration and development of mineral properties, it is subject to a number of risks and uncertainties, the more significant of which are discussed below. Additional risks and uncertainties not presently known to the Company may impact its future financial results.

Market volatility for marketable securities

The Company’s marketable securities consist of shares of exploration companies which are historically very volatile.  There is no assurance that the Company will be able to recover the current fair market value of those shares.  The Company also may hold large number of shares in those companies which may be difficult to sell in illiquid markets from time to time.

Industry

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits.  If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners. The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices

The price of gold is affected by numerous factors including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore for all have the same or similar price risk factors.

Cash flows and additional funding requirements

The Company currently has no revenue from operations. If any of its exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest or be reduced in interest or to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, marketable securities, equity capital or the offering of an interest in its projects to another party. The Company currently has sufficient financial resources to undertake all of its planned exploration programs.  However, the companies to which the Company options properties could well encounter difficulty in financing such projects.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can impact cash flows. The exchange rate has varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.  Intense lobbying over environmental concerns by NGOs have caused some governments to cancel or restrict development of mining projects.

Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation.  The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal counsel in both Mexico and the United States.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in Canada may affect its properties in this jurisdiction in the future.

Possible dilution to present and prospective shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties.  This dilution is undertaken to spread or minimize the risk and to expose the Company to more exploration plays.  However, it means that any increased market capitalization or profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material risk of dilution presented by large number of outstanding share purchase options and warrants

At November 5, 2010 there were 4,895,000 stock options and 1,693,997 warrants outstanding. Directors and officers hold 4,335,000 of the options and 560,000 are held by employees and consultants of the Company.  Directors and officers hold 2,500 of the warrants.

Trading volume

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

Volatility of share price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition

There is competition from other mining exploration companies with operations similar to the Company’s. Many of the companies with which it competes have operations and financial strength greater than the Company’s.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Forward-looking statements included or incorporated by reference in this document include statements with respect to:

-

The Company discusses the potential to upgrade mineral exploration projects by way of early state exploration;

-

The Company notes that its cash resources are adequate to meet its working capital and mineral exploration needs for at  least the next year;

-

The Company notes that metallurgical studies and a preliminary economic assessment will be completed during the year for the Elk project;

-

The Company notes that a drill program is anticipated for the Nicoamen River project;

-

Drill programs are planned for the Willow, Caballo Blanco, Caldera, Tuligtic and San Carlos properties;

-

The Company expects exploration work to be carried out by an optionee on the Matehualpil and Santa Isabela properties;

-

The Company has estimated the possible effect of changes in interest rates and exchange rates on its future operations;

-

The Company discusses the future trends in the metal prices; and

-

The Company summarizes its future activities in the outlook section.

OUTLOOK

The current credit contraction and market conditions may last for some time.  Therefore, the Company plans to proceed with prudence and caution so that it will still be in a strong competitive position when market conditions for exploration projects improve and also so it may take advantage of bargain opportunities that may present under current conditions.

The Company will continue its exploration efforts in Mexico, the United States and Canada, seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.  Management has believed that precious and base metal prices will improve and when that happens there should be renewed demand for the Company’s properties. Current market conditions may require that projects be more advanced before joint ventures deals or options can be made and the Company’s strong cash position will enable it to do this.

The Elk gold project is being actively explored during the current field season in an endeavor to expand resources in all categories and a preliminary economic analysis should be completed early in the fourth quarter. Further progress is also expected on the Caballo Blanco and El Cobre projects in the third quarter.  Consequent to the discovery of the Ixtaca gold-silver zone, a new program to consist of geological mapping, geochemical and geophysical surveys as well as diamond drilling has started and will conducted in the third and fourth quarters. The El Cobre property was visited during the third quarter and plans for drilling have been made.  The Company had been planning to start a diamond drill program here in the fourth quarter but this will depend on availability of personnel in relation to other projects.